Exhibit 21
Subsidiaries of the Registrant

Name	State of Organization

Vivelle Ventures LLC (d/b/a Novogyne Pharmaceuticals)	Delaware
Noven Therapeutics, LLC (f/k/a JDS Pharmaceuticals, LLC)	Delaware
Noven Investments, Inc.	Delaware
Noven Alpha, LLC	Delaware
Noven Beta, LLC	Delaware
JDS Neuro, LLC	Delaware